                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              --------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 INNOTECH, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   45766M 10 0
                                 (CUSIP Number)

                              John J. Suydam, Esq.
                        O'Sullivan, Graev & Karabell, LLP
                              30 Rockefeller Plaza
                                   41st Floor
                            New York, New York 10112
                                 (212) 408-2400


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 1997
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 51 Pages

CUSIP No. 45766M 10 0                  13D               Pages 2 & 3 of 51 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Chase Venture Capital Associates, L.P.
       (f/k/a Chemical Venture Capital Associates,
       A California Limited Partnership)

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       California


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            N/A
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,806,123
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             N/A
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,806,123

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,806,123

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       42.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Pages 2 & 3 of 51 Pages

CUSIP No. 45766M 10 0                  13D               Pages 4 & 5 of 51 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CIBC Wood Gundy Ventures, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            N/A
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,806,123
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             N/A
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,806,123

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,806,123

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       42.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Pages 4 & 5 of 51 Pages

CUSIP No. 45766M 10 0                  13D               Pages 6 & 7 of 51 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CIBC, Inc. - Solely due to possible indirect beneficial ownership through its wholly owned subsidiary, CIBC Wood Gundy Ventures, Inc.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            N/A
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,806,123
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             N/A
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,806,123

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,806,123

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       42.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Pages 6 & 7 of 51 Pages

CUSIP No. 45766M 10 0                  13D               Pages 8 & 9 of 51 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Canadian Imperial Holdings Inc. - Solely due to possible indirect beneficial ownership through its indirect wholly owned subsidiary, CIBC Wood Gundy Ventures, Inc.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            N/A
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,806,123
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             N/A
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,806,123

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,806,123

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       42.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Pages 8 & 9 of 51 Pages

CUSIP No. 45766M 10 0                  13D             Pages 10 & 11 of 51 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Canadian Imperial Bank of Commerce - Solely due to possible indirect beneficial ownership through its indirect wholly owned subsidiary, CIBC Wood Gundy Ventures, Inc.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            N/A
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,806,123
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             N/A
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,806,123

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,806,123

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       42.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       BK

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Pages 10 & 11 of 51 Pages

CUSIP No. 45766M 10 0                  13D             Pages 12 & 13 of 51 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald D. Blum, O.D.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            716,856
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,809,105
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             716,856
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,809,105

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,525,961

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       46.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Pages 12 & 13 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Innotech, Inc. (the "Issuer"). The address of the Issuer's offices is 5568 Airport Road, Roanoke, Virginia 24012. This statement relates to the Issuer's Common Stock, $.001 par value (the "Common Stock").


Item 2.  Identity and Background.

     This Schedule 13D Statement is being filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Chase Venture Capital Associates, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership) ("CVCA"), CIBC Wood Gundy Ventures, Inc., a Delaware corporation ("CIBCWG"), CIBC, Inc., a Delaware corporation ("CIBCI"), Canadian Imperial Holdings Inc., a Delaware corporation ("CIHI"), Canadian Imperial Bank of Commerce, a Canadian bank ("CIBC"; and together with CIBCWG, CIBCI and CIHI, the "CIBC Reporting Persons"), and Ronald
D. Blum, O.D., Chairman, Chief Executive Officer and Secretary of the Issuer.

     CVCA is engaged in the venture capital and leveraged buyout business. The principal business office of CVCA is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners (f/k/a Chemical Venture Partners), a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

     Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen whose principal occupation is general partner of CCP and whose principal business office address (except for Messrs. Ferguson and Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                            John R. Baron
                            Mitchell J. Blum, M.D.
                            Arnold L. Chavkin
                            David L. Ferguson
                            Michael R. Hannon
                            Donald J. Hofmann
                            Stephen P. Murray
                            Brian J. Richmand
                            Shahan D. Soghikian
                            Jeffrey C. Walker
                            Damion E. Wicker, M.D.

     Mr. Ferguson's principal business office address is c/o Chase Capital Partners, 840



                               Page 14 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

Apollo Street, Suite 223, El Segundo, California 90245. Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

     Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chemical Capital Corporation, a New York corporation ("Chemical Capital"), CCP Principals, L.P. (f/k/a CVP Principals, L.P.), a Delaware limited partnership ("Principals"), and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chemical Capital is a wholly owned subsidiary of The Chase Manhattan Corporation (f/k/a Chemical Banking Corporation), a Delaware corporation, whose principal business office is located at the same address as CVCA. The general partner of each of Principals and European Principals is Chemical Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations of the executive officers and directors of Chemical Capital, each of whom is a U.S. citizen.

     The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of the executive officer and director of Chase, each of whom is a U.S. citizen.

     CIBCWG's principal business is providing debt and equity financing to businesses in the United States. CIBCI is engaged in the business of making commercial loans. CIHI is a holding company which holds the stock of certain indirect subsidiaries of CIBC. CIBC's principal business activity involves providing financial services to businesses, governments, financial institutions and individuals in Canada and throughout the world.

     The principal offices of CIBCWG, CIBCI and CIHI are located at 425 Lexington Avenue, New York, New York 10017-3903. The principal office of CIBC is located at Commerce Court, Toronto, Ontario, Canada M5L 1A2.

     Set forth on Schedules C, D and E hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenships of the executive officers and directors of (i) CIBCWG, (ii) CIHI and CIBCI, and (iii) CIBC, respectively. CIBCWG is a wholly owned subsidiary of CIBCI, which in turn is a wholly owned subsidiary of CIHI, which in turn is a wholly owned subsidiary of CIBC. This Schedule 13D Statement is being filed by CIBCI, CIHI, CIBC by virtue of their direct or indirect ownership, as the case may be, of CIBCWG.



     The principal occupation of Dr. Blum is employee, officer and director of the Issuer. Dr. Blum's principal business address is c/o Innotech, Inc., 5568 Airport Road, Roanoke, Virginia 24012.

     To the knowledge of CVCA, the CIBC Reporting Persons and Dr. Blum, the responses to Items 2(d) and (e) of Schedule 13D are negative with respect to each such person and all persons regarding whom information is required hereunder by virtue of each such person's responses to Item 2.



                               Page 15 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

     Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that, in addition to CVCA, the CIBC Reporting Persons and Dr. Blum, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chemical Capital, Chemical Capital's executive officers and directors, Principals, Principals' controlling partner, European Principals, European Principals' controlling partner, Chase, Chase's executive officers and directors, CIBCWG's executive officers and directors, CIBCI's executive officers and directors, CIHI's executive officers and directors, CIBC's executive officers and directors and Dr. Blum the information provided in Items 3-6 with respect to CVCA, the CIBC Reporting Persons and Dr. Blum should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act might also be deemed to constitute these persons beneficial owners of the Common Stock acquired by CVCA, any of the CIBC Reporting Persons or Dr. Blum, neither the filing of this Schedule 13D Statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Common Stock acquired by CVCA, any of the CIBC Reporting Persons or Dr. Blum or a member of a group together with CVCA, any of the CIBC Reporting Persons or Dr. Blum either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Common Stock, except as disclosed in this Schedule 13D Statement.


Item 3.  Source and Amount of Funds or Other Consideration.

     All information disclosed in this Item 3 has been adjusted to reflect (i) a 5-for-1 split of the Common Stock effected on December 15, 1993 and (ii) a 1-for-7.89789 reverse stock split of the Common Stock effected on December 21,

1995.

     In connection with the formation of the predecessor of the Issuer in November 1990, Dr. Blum, a founder, was issued approximately 383,300 shares of Common Stock for nominal consideration of $2. Subsequent thereto Dr. Blum has from time to time sold or otherwise disposed of certain of his shares but has not been issued any additional shares of Common Stock, other than through the exercise, as reported in this Item 3 below, by Dr. Blum of warrants exercisable therefor granted to him by virtue of his being the Chairman, Chief Executive Officer or Secretary of the Issuer.

     In July 1993, CVCA purchased 440,500 shares of Series A Convertible Preferred Stock, $.001 par value, of the Issuer ("Series A Preferred Stock") at a price of $10.00 per share out of a total of 700,000 shares sold. In March 1994, CVCA purchased 82,718 shares of Series B Convertible Preferred Stock, $.001 par value, of the Issuer ("Series B Preferred Stock") at a price of $10.00 per share out of a total of 152,500 shares sold. In September 1994, CVCA loaned the Issuer $1,000,000 through the issuance of a note with an interest rate of 13% per annum subordinated to the Issuer's senior lenders (the "Subordinated Note"). In connection with the Subordinated Note, CVCA was granted Class G Warrants to purchase 22,864 shares of Common Stock at an exercise price of $.0079 per share. CVCA and all other holders of the Issuer's then outstanding Preferred


                               Page 16 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

Stock, $.001 par value, were issued additional Class G Warrants in connection with their granting the Issuer requisite permission to borrow $2,055,000 of additional funds, including the Subordinated Note. Such Class G Warrants were granted in proportion to the ownership by CVCA and such other holders of the Issuer's then outstanding Preferred Stock and CVCA received 21,305 additional Class G Warrants. The funds used by CVCA to acquire the Series A Preferred Stock, the Series B Preferred Stock and the Subordinated Note from the Issuer were from its own working capital.

     In December 1994, Dr. Blum was granted Class H Warrants to purchase 1,131 shares of Common Stock at an exercise price of $.0079 per share in connection with a revolving line of credit being made available to the Issuer.

     CVCA purchased from the Issuer a demand promissory note in the aggregate principal amount of $400,000 in January 1995 (the "Demand Note"). The Demand Note accrued interest at a rate of 14% per annum. The funds used by CVCA to acquire the Demand Note from the Issuer were from its own working capital.


     During the period from March to June 1995, CVCA purchased in a series of transactions 330,529 shares of Series C Preferred Stock, $.001 par value, of the Issuer (the "Series C Preferred Stock") at a price of $10.00 per share out of a total of 397,955 shares sold and received a number of Class I Warrants to purchase Common Stock in proportion to its purchase of shares of the Series C Preferred Stock. CVCA paid the purchase price with a combination of cash from its own working capital and conversion of the Demand Note (plus accrued interest on such Note). The Series C Preferred Stock subsequently converted into shares of Series D Preferred Stock .pursuant to the terms of the Series C Preferred Stock. CVCA was issued Class I Warrants to purchase 837,494 shares of Common Stock at an exercise price of $.0079 per share. In July 1995, CVCA purchased from the Issuer a demand promissory note in the aggregate principal amount of $400,000 (the "July Demand Note"), having the same terms as the Demand Note. CVCA paid the purchase price for the July Demand Note with funds from its own working capital.

     Out of a total of 1,999,999 shares of Series D Preferred Stock issued in August and October 1995 by the Issuer at a purchase price of $10.00 per share, CVCA purchased 600,000 shares in August 1995 and CIBCWG purchased 460,000 shares in October 1995. CVCA paid the purchase price for its shares of Series D Preferred Stock with a combination of cash from its own working capital, conversion of the Subordinated Note and the July Demand Note (plus accrued interest on such Notes) and unpaid fees, and the automatic conversion of shares of the Series C Preferred Stock (plus accrued dividends thereon). CIBCWG paid the purchase price for its shares of Series D Preferred Stock with funds from equity capital contributed by CIBCI.

     In August 1995, Johnson & Johnson Development Corporation ("JJDC"), an affiliate of Johnson & Johnson, a New Jersey corporation ("J&J"), purchased 150,000 shares of Series D Preferred Stock at a price of $10.00 per share. In addition, the Issuer, CVCA, certain other stockholders, optionholders and warrantholders of the Issuer and J&J entered into an option agreement (the "J&J Option Agreement") pursuant to which J&J acquired an option (the "J&J


                               Page 17 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

Option") to purchase all of the outstanding capital stock of the Issuer, in consideration for the payment by J&J of $1,500,000 to the Issuer (the "Option Payment"). Pursuant to the terms of the J&J Option Agreement, on March 14, 1996, the effective date of the Issuer's initial public offering of Common Stock, the J&J Option terminated and J&J was issued 150,000 shares of Series D Preferred Stock for the Option Payment. In October 1995, the Issuer issued to JJDC 33,122 shares of Series D Preferred Stock at a value of $10.00 per share to prepay J&J for $331,000 in professional services. In connection therewith, CIBCWG was granted an option by JJDC to purchase 30,000 shares of Series D Preferred Stock from JJDC at an exercise price of $10.00 per share. The option was exercised in full by CIBCWG on March 15, 1996. CIBCWG paid the aggregate exercise price for the shares of Common Stock issuable upon the exercise of such option with funds from equity capital contributed by CIBCI.

     By virtue of being the Chief Executive Officer and Secretary of the Issuer, Dr. Blum was granted by the Issuer 221,524 Base Options and 583,468 Success Options in August 1995 and October 1995, which have not been exercised by Dr. Blum. These options are exercisable for shares of Common Stock. The Base Options and Success Options have current exercise prices of $.079 per share and $15.50 per share, respectively. 32% of Dr. Blum's Base Options are currently exercisable and the remainder will become exercisable in four equal annual installments commencing October 1997. Dr. Blum's Success Options are currently exercisable in full. No funds were used by Dr. Blum to acquire the Base Options Success Options.

     On the date of the closing of the Issuer's initial public offering of Common Stock, all shares of Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock held by CVCA and CIBCWG automatically converted into shares of Common Stock. Each share of Series A Preferred Stock automatically converted into 0.6088 of a share of Common Stock, each share of Series B Preferred Stock automatically converted into 1.043 shares of Common Stock and each share of Series D Preferred Stock automatically converted into
1.5255 shares of Common Stock plus an additional amount of shares of Common Stock at a conversion price of $6.56 per share for accrued and unpaid dividends on the Series D Preferred Stock at the rate of 9% per annum from the date of issuance until the date of conversion.

     In August 1996, Dr. Blum exercised his Class H Warrants to purchase 1,122 shares of Common Stock. Payment by Dr. Blum of the aggregate exercise for the Class H Warrants so exercised was made by the assignment to the Issuer of all of Dr. Blum's unexercised Class H Warrants.

     In September 1996, CVCA exercised its Class G Warrants to purchase 44,133 shares of Common Stock and its Class I Warrants to purchase 836,810 shares of Common Stock. Payment by CVCA of the aggregate exercise price for the Class G Warrants and Class I Warrants so exercised was made by the assignment to the Issuer of all of CVCA's unexercised Class G Warrants and Class I Warrants.

     By virtue of being the Chief Executive Officer and Secretary of the Issuer, Dr. Blum was granted by the Issuer 75,000 incentive stock options exercisable for shares of Common Stock


                               Page 18 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

pursuant to the Performance Equity Plan in October 1996. Of these 75,000 options, 62,500 vested immediately, 6,250 shall vest in October 1997 and the remainder shall vest in October 1998. No funds were used by Dr. Blum to acquire these options.

Item 4.  Purpose of Transaction

     INO Acquisition Corp., a Delaware corporation ("Acquisition") and a wholly owned subsidiary of J&J, has offered to purchase all outstanding shares (the "Shares") of the Common Stock of the Issuer, at $13.75 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, in each case dated as of February 14, 1997 (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The Offer has been conditioned upon, among other things, there being validly tendered and not withdrawn prior to 12:00 Midnight, New York City time, on Friday, March 14, 1997, or such later date to which Acquisition may have extended the period of time during which the Offer is open, (x) that number of Shares which, together with the Shares subject to the Stockholder Agreement (as defined below) that shall not have been so tendered, would represent at least a majority of all outstanding Shares (for purposes of this clause (x) only, "Shares" shall be deemed to refer only to Shares outstanding as of the date of the Merger Agreement) and (y) that number of Shares which, together with the Shares subject to the Stockholder Agreement that shall not have been so tendered, would represent at least a majority of the fully diluted Shares as of the date of determination (determined on a fully diluted basis for all outstanding stock options and any other rights to acquire Shares) (the conditions in (x) and (y) collectively, the "Minimum Condition"). The minimum number of Shares that would satisfy the minimum condition shall be referred to as the "Minimum Number of Shares." Acquisition has reserved the right (subject to obtaining the express written consent of the Issuer and the applicable rules and regulations of the Securities and Exchange Commission), to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, less than the Minimum Number of Shares.

     The Offer has been made pursuant to the Agreement and Plan of Merger dated as of February 10, 1997 (the "Merger Agreement"), among J&J, Acquisition and the Issuer pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Acquisition will be merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of J&J (the "Merger"). In the Merger, each outstanding Share not tendered in the Offer (other than Shares owned by the Issuer as treasury stock or by J&J, Acquisition or any other direct or indirect wholly owned subsidiary of J&J or by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law) will be




                               Page 19 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

converted into the right to receive the per Share price paid in the Offer in cash, without interest. The Merger is subject to a number of other conditions, including approval by stockholders of the Issuer, if such approval is required by applicable law.

     In connection with the execution of the Merger Agreement, CVCA, CIBCWG and Dr. Blum have entered into a Stockholder Agreement dated as of February 10, 1997 (the "Stockholder Agreement"), with Acquisition and J&J, pursuant to which CVCA, CIBCWG and Dr. Blum have agreed to sell to Acquisition, and Acquisition has agreed to purchase, all 3,331,608 Shares beneficially owned by them, as well as any Shares subsequently acquired by CVCA, CIBCWG or Dr. Blum through the exercise of options or otherwise, at a price per Share equal to $13.75, provided that such obligation to sell and such obligation to purchase are subject to Acquisition having accepted Shares for payment under the Offer and the Minimum Condition having been satisfied. Pursuant to the terms of the Stockholder Agreement, Acquisition has the right to require CVCA, CIBCWG and Dr. Blum to tender the Shares subject to the Stockholder Agreement into the Offer. Pursuant to the Stockholder Agreement, CVCA, CIBCWG and Dr. Blum each has also executed and delivered a proxy for the benefit of Acquisition with respect to the Shares subject to the Stockholder Agreement owned by such party to vote such Shares against certain competing transactions.

     According to the Offer, if the Minimum Condition is satisfied and Acquisition accepts for payment Shares tendered pursuant to the Offer and Acquisition purchases the Shares subject to the Stockholder Agreement pursuant to such agreement, or CVCA, CIBCWG and Dr. Blum tender such Shares pursuant to the Offer, Acquisition will be able to elect a majority of the members of the Issuer's Board of Directors and to effect the Merger without the affirmative vote of any other stockholder of the Issuer.


Item 5.  Interest in Securities of the Issuer.

     Assuming the exercise of all options, warrants and rights for shares of Common Stock which may be exercised by CVCA directly or indirectly within 60 days, CVCA may be deemed to be the beneficial owner of 3,806,123 shares of Common Stock and such beneficial ownership would represent approximately 42.5% of the Common Stock issued and outstanding at February 10, 1997. CVCA has shared voting and dispositive power with the CIBC Reporting Persons, Dr. Blum,

J&J and JJDC with respect to 3,806,123 shares of Common Stock.

     CIBCWG may be deemed to be the beneficial owner of 3,806,123 shares of Common Stock and such beneficial ownership would represent 42.5% of the Common



                               Page 20 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

Stock issued and outstanding at February 10, 1997. By virtue of its ownership of all of the outstanding common stock of CIBCWG, CIBCI may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by CIBCWG. By virtue of its ownership of all of the outstanding common stock of CIBCI, CIHI may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by CIBCWG. By virtue of its ownership of all of the outstanding common stock of CIHI, CIBC may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by CIBCWG. The CIBC Reporting Persons may be deemed to have shared voting and dispositive power with CVCA, Dr. Blum, J&J and JJDC with respect to such 3,806,123 shares of Common Stock.

     Assuming the exercise of all options, warrants and rights for shares of Common Stock which may be exercised by Dr. Blum directly or indirectly within 60 days, Dr. Blum may be deemed to be the beneficial owner of 4,525,961 shares of Common Stock and such beneficial ownership would represent approximately 46.8% of the Common Stock issued and outstanding at February 10, 1997. Dr. Blum's children own 2,982 shares of Common Stock, with respect to which Dr. Blum disclaims any beneficial ownership. Dr. Blum has the right to purchase within 60 days an additional 716,856 shares of Common Stock upon the exercise of the options issued to him. Dr. Blum has (i) sole voting and dispositive power with respect to the 716,856 shares of Common Stock issuable upon the exercise of the options granted to him, as reported in Item 3 above, (ii) shared voting and dispositive power with CVCA, the CIBC Reporting Persons, J&J and JJDC with respect to 3,806,123 shares of Common Stock, and (iii) shared voting and dispositive power with his children with respect to their shares of Common Stock.

     Insofar as the requirements of this Item 5 of this Schedule 13D Statement require that, in addition to CVCA, the CIBC Reporting Persons and Dr. Blum, the information called for herein should be given with respect to J&J and JJDC, the information provided in Items 3 and 4 with respect to J&J and JJDC is incorporated by reference herein and should be considered fully responsive.


     The filing of this Schedule 13D Statement shall not be construed as an admission by CVCA, any of the CIBC Reporting Persons or Dr. Blum that such person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D Statement.

     All such ownership percentages of the Common Stock reported herein are based on the representation of the Issuer to CVCA, the CIBC Reporting Persons and Dr. Blum that, as of February 10, 1997, there were 8,956,096 shares of Common Stock issued and outstanding and reported herein to the best knowledge and belief of CVCA, the CIBC Reporting Persons and Dr. Blum.

     There have been no transactions in the Common Stock during the past 60 days which are required to be reported in this Schedule 13D Statement. Except as reported in Item 6 below and incorporated herein by reference, no person other than CVCA, the CIBC Reporting Persons or Dr. Blum has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA, any of the CIBC Reporting Persons or Dr. Blum, respectively.



                               Page 21 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

     Reference is made to the information disclosed under Items 2, 3 and 4 of this Schedule 13D Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

     Pursuant to the Stockholder Agreement, each of CVCA, CIBCWG and Dr. Blum will sell, and Acquisition will purchase, all Shares beneficially owned by such party, at a price per share equal to $13.75. Such obligations to sell and to purchase are subject to Acquisition having accepted Shares for payment under the Offer and the Minimum Condition having been satisfied. The Stockholder Agreement also provides that each of CVCA, CIBCWG and Dr. Blum may, and at the request of Acquisition shall, tender its Shares subject to the Stockholder Agreement in the Offer. Any Shares of CVCA, CIBCWG or Dr. Blum not purchased in the Offer will be purchased at the same time as payment is made pursuant to the Offer.

     Pursuant to the Stockholder Agreement, each of CVCA, CIBCWG and Dr. Blum has agreed, until the Stockholder Agreement has terminated, among other things,

not to: (i) sell, transfer, give, pledge or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares subject to the Stockholder Agreement owned by such party other than pursuant to the terms of the Offer or the Merger, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Takeover Proposal (as defined in the Stockholder Agreement);
(iii) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal; or (iv) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, that clause (iv) will not be deemed to have been violated if in response to an unsolicited inquiry, such party states that it or he is subject to the provisions of the Stockholder Agreement. The Stockholder Agreement, by reference to the Merger Agreement, defines "Takeover Proposal" as any proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Issuer or 20% or more of any class of outstanding equity securities of the Issuer, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Issuer or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Issuer, other than the transactions contemplated by Merger Agreement.

     Each of CVCA, CIBCWG and Dr. Blum has also agreed, and the Stockholder Agreement includes an irrevocable proxy provision for the benefit of Acquisition with respect to the Shares subject to the Stockholders Agreement owned by such party, to vote such Shares (i) at any meeting of stockholders of the Issuer called to vote upon the Merger and the Merger Agreement or at any



                               Page 22 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, in favor of the Merger, the adoption by the Issuer of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) at any meeting of stockholders of the Issuer or at any adjournment thereof or in any other circumstances upon which such party's vote, consent or other approval is sought, such party shall vote (or cause to be voted) the Shares subject to the Stockholder Agreement (and each class thereof) against (i) any Takeover Proposal or (ii) any amendment of the Issuer's certificate of incorporation or by-laws or other proposal or transaction involving the Issuer, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of each class of the Common Stock.

     The Stockholder Agreement provides that in the event that the Merger Agreement shall have been terminated under circumstances where J&J is or may become entitled to receive the Termination Fee (as defined in the Stockholder Agreement), each of CVCA, CIBCWG and Dr. Blum shall pay to Acquisition on demand an amount equal to the difference between the proceeds received by such party from the consummation of any transaction which gives rise to the Issuer's obligation to pay the Termination Fee pursuant to the Merger Agreement and the consideration such party would have received had it or he tendered its or his Shares pursuant to the Offer (without taking into account any modifications to the Offer as in effect on the February 14, 1997), as determined in accordance with the Stockholder Agreement. The Stockholder Agreement, by reference to the Merger Agreement, defines "Termination Fee" as a fee equal to $6.25 million in immediately available funds payable by the Issuer to J&J in the event the Merger Agreement is terminated by J&J or the Issuer under certain circumstances.

     In addition, in the event that (x) prior to the effective time of the Merger, a Takeover Proposal shall have been made and (y) the effective time of the Merger shall have occurred and J&J for any reason shall have increased the amount of the per Share price payable in the Offer in cash, without interest, over that set forth in the Merger Agreement in effect on the date thereof (the "Original Merger Consideration"), each of CVCA, CIBCWG and Dr. Blum agrees in the Stockholder Agreement to pay to J&J on demand an amount in cash equal to the product of (i) the number of Shares of such party subject to the Stockholder
Agreement and (ii) 100% of the excess, if any, of (A) the per Share cash consideration or the per Share fair market value of any noncash consideration, as the case may be, received by such party as a result of the merger, as amended, determined as of the effective time of the Merger, over (B) the amount of the Original Merger Consideration determined as of the time of the first increase in the amount of the Original Merger Consideration.

Item 7.  Material to be Filed as Exhibits.

              Exhibit A:    Stockholder Agreement dated as of February 10,
                            1997, among J&J,  Acquisition, CVCA, CIBCWG and Dr.
                            Blum (without Exhibits or Appendices).

              Exhibit B:    Agreement and Plan of Merger dated as of
                            February 10, 1997, among J&J, Acquisition, and the Issuer.

                               Page 23 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

              Exhibit C:    Agreement of Joint Filing dated as of
                            February 19, 1997, among CVCA, the
                            CIBC Reporting Persons and Dr. Blum.

SCHEDULE A

              Item 2 information for executive officers and directors of Chemical Capital.

SCHEDULE B

              Item 2 information for executive officers and directors of Chase.

SCHEDULE C

              Item 2 information for executive officers and directors of CIBCWG.

SCHEDULE D

              Item 2 information for executive officers and directors of CIBCI and CIHI.

SCHEDULE E

              Item 2 information for executive officers and directors of CIBC.


                               Page 24 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 1997                  CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                         By:  CHASE CAPITAL PARTNERS,
                                              its General Partner



                                         By: /s/ Jeffrey C. Walker
                                             ---------------------------------
                                             Jeffrey C. Walker
                                             Managing General Partner


                               Page 25 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 1997                  CIBC WOOD GUNDY VENTURES, INC.


                                         By: /s/ Barry Stewart
                                             ---------------------------------
                                             Barry Stewart
                                             Director


                               Page 26 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 1997                 CIBC, INC.



                                         By: /s/ Matt Singleton
                                             ---------------------------------
                                             Matt Singleton
                                             President


                               Page 27 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 1997                  CANADIAN IMPERIAL HOLDINGS INC.



                                         By: /s/ Matt Singleton
                                             ---------------------------------
                                             Matt Singleton
                                             President


                               Page 28 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 1997                  CANADIAN IMPERIAL BANK OF COMMERCE



                                         By: /s/ Matt Singleton
                                             ---------------------------------
                                             Matt Singleton
                                             Executive Vice President


                               Page 29 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 1997


                                             /s/ Ronald D. Blum, O.D.
                                             ---------------------------------
                                             Ronald D. Blum, O.D.


                               Page 30 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                                                      SCHEDULE A


                          CHEMICAL CAPITAL CORPORATION


                               Executive Officers



               President                         Jeffrey C. Walker**

               Executive Vice President          Mitchell J. Blum, M.D.**

               Vice President & Secretary        Gregory Meridith*

               Vice President & Treasurer        Donna L. Carter**

               Assistant Secretary               Robert C. Carroll*




                                    Directors


                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**

--------

* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 31 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                                                      SCHEDULE B



                         THE CHASE MANHATTAN CORPORATION


                               Executive Officers*


                       Walter V. Shipley, Chairman and CEO
                     Edward D. Miller, Senior Vice Chairman
                     Thomas G. Labrecque, President and COO
                     William B. Harrison, Jr., Vice Chairman


                                   Directors**


                                   Principal Occupation or Employment;
Name                               Business or Residence Address
----                               -----------------------------

Frank A. Bennack, Jr.              President and Chief Executive Officer
                                   The Hearst Corporation
                                   959 Eighth Avenue
                                   New York, NY  10019

Susan V. Berresford                President
                                   The Ford Foundation
                                   320 East 43rd Street
                                   New York, NY  10017

M. Anthony Burns                   Chairman, President and CEO
                                   Ryder System, Inc.
                                   3600 N.W. S2nd Avenue
                                   Miami, FL  33166

H. Laurance Fuller                 Chairman of the Board and Chief Executive
                                   Officer Amoco Corporation
                                   200 East Randolph Drive
                                   Chicago, IL  60601

--------


* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                               Page 32 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                   Principal Occupation or Employment;
Name                               Business or Residence Address
----                               -----------------------------

Melvin R. Goodes                   Chairman of the Board and
                                    Chief Executive Officer
                                   Warner-Lambert Company
                                   201 Tabor Road
                                   Morris Plains, NJ  07950

William H. Gray, III               President and Chief Executive Officer
                                   United Negro College Fund, Inc.
                                   8260 Willow Oaks Corporate Drive
                                   P.O. Box 10444
                                   Fairfax, VA  22031

George V. Grune                    Retired Chairman and Chief Executive
                                    Officer the Reader's Digest
                                    Association, Inc.
                                   Chairman of the Board
                                   The DeWitt Wallace-Reader's Digest Fund
                                   Lila Wallace-Reader's Digest Fund
                                   2 Park Avenue, 23rd Floor
                                   New York, NY  10016

William B. Harrison, Jr.           Vice Chairman of the Board
                                   The Chase Manhattan Corporation
                                   270 Park Avenue, 8th Floor
                                   New York, NY  10017-2070

Harold S. Hook                     Chairman of the Board
                                   American General Corporation
                                   2929 Allen Parkway
                                   Houston, TX  77019

Helene L. Kaplan                   Of Counsel
                                   Skadden, Arps, Slate, Meagher & Flom
                                   919 Third Avenue - Room 29-72
                                   New York, NY  10022

Thomas G. Labrecque                President and Chief Operating Officer
                                   The Chase Manhattan Corporation
                                   270 Park Avenue, 8th Floor
                                   New York, NY  10017-2070

J. Bruce Llewellyn                 Chairman of the Board
                                   The Philadelphia Coca-Cola Bottling Company,


                               Page 33 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                   Principal Occupation or Employment;
Name                               Business or Residence Address
----                               -----------------------------

                                   The Coca-Cola Bottling Company of Wilmington, Inc. and Queen City Broadcasting, Inc.
                                   The Philadelphia Coca-Cola Bottling Company
                                   30 Rockefeller Plaza, 29th Floor
                                   New York, New York 10112

Edward D. Miller                   Senior Vice Chairman of the Board
                                   The Chase Manhattan Corporation
                                   270 Park Avenue, 8th Floor
                                   New York, NY  10017-2070

Edmund T. Pratt, Jr.               Chairman Emeritus
                                   Pfizer Inc.
                                   Astors Lane
                                   Port Washington, NY  11050

Henry B. Schacht                   Chairman of the Board and
                                    Chief Executive Officer
                                   Lucent Technologies, Inc.
                                   600 Mountain Avenue - Room 6A511
                                   Murray Hill, NJ  07974

Walter V. Shipley                  Chairman of the Board and Chief
                                   Executive Officer
                                   The Chase Manhattan Corporation
                                   270 Park Avenue, 8th Floor
                                   New York, NY  10017-2070

Andrew C. Sigler                   Retired Chairman of the Board
                                    and Chief Executive Officer
                                   Champion International Corporation
                                   1 Champion Plaza
                                   Stamford, CT 06921

John R. Stafford                   Chairman, President and Chief
                                    Executive Officer
                                   American Home Products Corporation
                                   Five Giralda Farms
                                   Madison, NJ  07940

Marina v.N. Whitman                Professor of Business Administration
                                    and Public Policy
                                   The University of Michigan
                                   School of Public Policy
                                   411 Lorch Hall, 611 Tappan Street
                                   Ann Arbor, MI  48109-1220


                            Pages 34 & 35 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                                                      SCHEDULE C


                         CIBC WOOD GUNDY VENTURES, INC.


                               Executive Officers*

President & Treasurer                              Richard J. Brekka**+

Secretary & Director                               Barry W. Stewart**++

Managing Directors                                 Robi Blumenstein**++

                                                   Samuel Duboc**+

                                                   Ian M. Kidson***++

                                                   P. Kenneth Kilgour***++

                                                   Lori G. Koffman**+

                                                   Denman Van Ness****+



                                   Directors*

                                Richard J. Brekka
                                Robi Blumenstein
                               P. Kenneth Kilgour
                                 Lori G. Koffman
                                Barry W. Stewart



----------

* The principal occupation of each of the following persons is employee and/or officer of CIBCWG.

** Business address is c/o CIBC Wood Gundy Ventures, Inc., 425 Lexington Avenue, New York, New York 10017-3903.

*** Business Address is c/o CIBC Wood Gundy Ventures, Inc., 161 Bay Street, Toronto, Ontario, Canada M5J 2S8.

**** Business  address is c/o CIBC Wood Gundy  Ventures,  Inc., One Post Street,
     San Francisco, California.

+    Citizen of the United States of America.
++   Citizen of Canada.

                            Page 36 & 37 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                                                      SCHEDULE D


                        CANADIAN IMPERIAL HOLDINGS INC.
                                   CIBC, INC.


                               Executive Officers*


President, Chairman & Chief Executive Officer       J. Matt Singleton+

Secretary                                           Patricia A. Bourdon+

Chief Financial Officer                             Gerald Sherer+

Managing Directors                                  Steve Bennett++

                                                    Bruce Berger+

                                                    Michael Capatides+

                                                    Michael Davis+++

                                                    Frank Gelardin+

                                                    Michael Goldhawk+

                                                    Richard Hassard+

                                                    Richard Maier+

                                                    Lorne Robbins++

                                                    Michael Rulle+

                                                    Jeffrey Seltzer+


----------

* The principal occupation of each of the following persons is employee and/or officer of CIHI and CIBCI. Business address is c/o Canadian Imperial Holdings, Inc. or CIBC, Inc., 425 Lexington Avenue, New York, New York 10017-3903.


+    Citizen of the United States of America.

++   Citizen of Canada.

+++  Citizen of the United Kingdom.

                            Page 38 & 39 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                   Directors*


                                  Bruce Berger
                                  Steve Bennett
                                Michael Capatides
                                 Michael Davis
                                 Frank Gelardin
                                Michael Goldhawk
                                 Richard Hassard
                                  Richard Maier
                                  Lorne Robbins
                                  Michael Rulle
                                  Gerald Sherer
                                 Jeffrey Selzer
                                J. Matt Singleton





----------

* The principal occupation of each of the following persons is employee and/or officer of CIHI and CIBCI. Business address is c/o Canadian Imperial Holdings, Inc. or CIBC, Inc., 425 Lexington Avenue, New York, New York 10017-3903.


                               Page 40 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                                                                      SCHEDULE E


                       CANADIAN IMPERIAL BANK OF COMMERCE


                               Executive Officers*



     Name                                    Position                                Business Address
-------------------------           ----------------------------------          ----------------------------
D.D. Barrett                        Senior Vice-President, Branch                   CCW-4
                                    Banking, Personal and
                                    Commercial Bank, CIBC

P.J.G. Bazarkewich                  Senior Vice-President, Personal                 CCW-4
                                    and Commercial Bank, CIBC

G.E. Beasley                        Senior Executive Vice-President,                CCW-5
                                    Risk Management, CIBC

S.J. Bennett                        Senior Vice-President, Global                   425 Lexington Avenue,
                                    Trading Room Market Risk                        3rd Floor, New York, N.Y.
                                    Management, Risk Management                     USA  10017-3903
                                    Division, CIBC

L. Bourassa                         Senior Vice-President, Ontario                  CCW-4
                                    East & North, Personal and
                                    Commercial Bank, CIBC

J.W. Bowden                         Executive Vice-President,                       CCW-5
                                    Commercial Banking, Personal
                                    and Commercial Bank, CIBC

D. Bowder                           Senior Vice-President and Chief                 CCN-5
                                    Accountant, Chief Accountant's
                                    Division, Administration and
                                    Finance Group, CIBC

J.G. Breen                          Senior Vice-President, Real Estate,             CCW-3
                                    Personal and Commercial Bank,
                                    CIBC

D.A.P. Brotchie                     Senior Vice-President, Central                  P.O. Box 814,
                                    Prairie Region, Personal and                    Winnipeg, Manitoba, R3C
                                    Commercial Bank, CIBC                           2P3 (Transit 09007)

C.C. Burrows                        Senior Vice-President, Mid-Market               P.O. Box 1665,

----------
* The CIBC Reporting Persons believe that each of the following persons has as his or her country of citizenship the country in which the principal business office of such person is located.


                               Page 41 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

     Name                                    Position                                Business Address
-------------------------           ----------------------------------          ----------------------------

                                    Team Leader, Commercial                         1809 Barrington St.,
                                    Banking, Personal and                           16th Floor,
                                    Commercial Bank, CIBC                           Halifax, Nova Scotia B3J
                                                                                    3A3

M.R. Cairns                         Senior Vice-President, Leasing &                145 King Street West
                                    Business Development, CIBC                      Suite 2800
                                    Development Corporation

B.M. Cassidy                        Executive Vice-President,                       Atrium on Bay 12th Floor
                                    Electronic Banking, Personal and
                                    Commercial Bank, CIBC

D.J. Chiappe                        Senior Vice-President, Latin                    CCW-11
                                    America Group, International,
                                    CIBC, Investment and Corporate
                                    Bank, CIBC

A.A. Cira                           Senior Vice-President and                       40 Dundas Street West
                                    Executive Director, Canadian                    Suite 221, P.O. Box 44,
                                    Youth Business Foundation,                      Toronto, Ontario M5G 2C2
                                    Personal and Commercial Bank,
                                    CIBC

P.J. Cuber                          Senior Vice-President, Human                    CCW-4
                                    Resources, Personal and
                                    Commercial Bank, CIBC

D.P. Cumming                        Senior Vice-President, Real Estate              3700 Steeles Ave. W.,
                                    Division and Manager, Northwest                 Suite 500
                                    Toronto Real Estate CBC,                        Woodbridge, Ontario L4L
                                    Personal and Commercial Bank,                   8K8 (Transit 63342)
                                    CIBC

M.G.J. Davis                        Senior Vice-President, Global                   425 Lexington Ave.,
                                    Trading Credit Risk, Risk                       New York, N.Y.,
                                    Management Division, CIBC                       U.S.A.  10017-3903

G.H. Denham                         Vice-President & Director, CIBC                 European Operations
                                    Wood Gundy Securities Inc. and                  Office,
                                    Senior Vice-President, CIBC                     Cottons Centre,
                                    Wood Gundy                                      Cottons Lane,
                                                                                    London, England  SE1
                                                                                    2QL

T.W. Desson                         Senior Vice-President, Investment               CCW-6
                                    Grade, Risk Management Division,
                                    CIBC

J.C. Doran                          Executive Vice-President,                       CCW-5
                                    Administration and Chief Financial
                                    Officer, CIBC

R.B. Dost                           Senior Vice-President & Chief                   145 King Street West


                               Page 42 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

     Name                                    Position                                Business Address
-------------------------           ----------------------------------          ----------------------------

                                    Financial Officer, CIBC                         Suite 2800
                                    Development Corporation

D.S. Ferguson                       Executive Vice-President, Large                 CCW-6
                                    Corporate, Risk Management
                                    Division, CIBC

J.D. Ferguson                       Senior Vice-President, Corporate                CCN-10
                                    Communications and Public
                                    Affairs, Administration and
                                    Finance Group, CIBC

K.J. Ferrara                        Senior Vice-President, Risk                     425 Lexington Avenue
                                    Adjusted Return on Capital,                     New York, NY
                                    Market Risk Management, Risk                    U.S.A. 10017-3903
                                    Management Division, CIBC

A.L. Flood                          Chairman and Chief Executive                    CCW-5
                                    Officer, CIBC

K.J. Garland                        Senior Vice-President, Corporate                CCE-12
                                    Real Estate, CIBC Development
                                    Corporation

J.D. Gibb                           Senior Vice-President, Consumer                 CCW-11
                                    Credit, Risk Management
                                    Division, CIBC

G. Gill                             Executive Vice-President, Strategy              CCW-5
                                    Development, Personal and
                                    Commercial Bank, CIBC

A.S. Glickman                       Senior Vice-President, Head of                  425 Lexington Avenue,
                                    Corporate Treasury, Risk                        New York, NY
                                    Management Division, CIBC                       U.S.A.  10017-3903

M.R. Goldhawk                       Senior Vice-President, Investment               425 Lexington Avenue, 6th
                                    and Corporate Bank, CIBC                        Floor, New York, N.Y.
                                                                                    U.S.A.  10017-3903

R.D. Harvey                         Senior Vice-President, Credit                   CCW-11
                                    Quality & Portfolio Management,
                                    Risk Management Division, CIBC

D.C. Hayes                          Executive Vice-President and                    CCW-5
                                    General Counsel, Corporate
                                    Governance, CIBC

D.C. Heaslip                        Senior Vice-President, Property                 145 King Street West,
                                    Management, CIBC Development                    Suite 2800
                                    Corporation



                               Page 43 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

     Name                                    Position                                Business Address
-------------------------           ----------------------------------          ----------------------------

T.H. Heslip                         Senior Vice-President, Investment               145 King Street West,
                                    & Development, CIBC                             Suite 2800
                                    Development Corporation

L.M. Hohol                          Executive Vice-President, Asset                 P.O. Box 2585, Calgary,
                                    Management, Personal and                        Alberta  T2P 2P2
                                    Commercial Bank, CIBC

J.S. Hunkin                         President, CIBC Wood Gundy                      161 Bay-6

I.A.L. Irving                       Senior Vice-President, Mid-                     CCW-6
                                    Market, Commercial & Real
                                    Estate, Risk Management Division,
                                    CIBC

G.G. Kalmar                         President and Chief Operating                   5151 Spectrum Way,
                                    Officer, CIBC Life Insurance                    Suite 300, Mississauga,
                                    Company Limited and Vice-                       Ontario L4W 5G8
                                    President, Personal and
                                    Commercial Bank, CIBC

D.J. Kassie                         Chairman, CIBC Wood Gundy                       161 Bay-6
                                    Capital, Vice-President and
                                    Director, CIBC Wood Gundy
                                    Securities Inc. and Senior Vice-
                                    President, Investment and
                                    Corporate Bank, CIBC

J.R. Kearns                         Senior Vice-President, Personal                 CCW-4
                                    and Commercial Bank, CIBC

D.E. Keinick                        Senior Vice-President, Oil & Gas,               P.O. Box 2585, Calgary,
                                    Investment and Corporate Bank,                  Alberta T2P 2P2
                                    CIBC

A.G. Kenyon                         Senior Vice-President, Taxation,                CCW-2
                                    Administration and Finance
                                    Group, CIBC

H. Kluge                            President, Personal and                         CCW-5
                                    Commercial Bank, CIBC

J.W.P. Krukowski                    Senior Vice-President, West                     West Indies Operations
                                    Indies, Personal and Commercial                 Office, Box N 8329,
                                    Bank, CIBC                                      Nassau, Bahamas (Transit
                                                                                    09576)

D.E. Lacey                          Chief Executive Officer, CIBC                   1 Robert Speck Pkwy.,
                                    Insurance Management Company                    Mississauga, Ontario L4Z
                                    Limited and Senior Vice-President,              3X5
                                    Personal and Commercial Bank,
                                    CIBC



                               Page 44 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

     Name                                    Position                                Business Address
-------------------------           ----------------------------------          ----------------------------

J.F. Lahey                          Senior Vice-President, Ontario                  Commerce Place, 4th Floor
                                    South-West, Personal and                        1 King Street West
                                    Commercial Bank, CIBC                           Hamilton, Ontario L8N
                                                                                    3H4

K.W. Lalonde                        Senior Vice-President, Alberta and              CCW-14
                                    Northwest Territories, Personal
                                    and Commercial Bank, CIBC

R.A. Lalonde                        Executive Vice-President, CIBC                  European Operations
                                    Europe, Investment and Corporate                Office Cottons Centre,
                                    Bank, CIBC                                      Cottons Lane London,
                                                                                    England SE1 2QL

E.W. Lancaster                      Senior Vice-President, Finance,                 CCE-9
                                    Personal and Commercial Bank,
                                    Administration and Finance
                                    Group, CIBC

J.L. Lowry                          Executive Vice-President,                       CCW-5
                                    Customer Satisfaction, Personal
                                    and Commercial Bank, CIBC

G.H. Lukassen                       Senior Vice-President, Personal                 CCW-3
                                    and Commercial Bank, CIBC

B.E. MacDonald                      Vice-President and Chief Financial              161 Bay-8
                                    Officer, Investment and Corporate
                                    Bank, Administration and Finance
                                    Group, CIBC

M.J. MacLean                        Senior Vice-President and                       CCE-13
                                    Ombudsman, Office of the
                                    Chairman, CIBC

R.M. Mark                           Executive Vice-President, Market                161 Bay-8
                                    Risk Management, Risk
                                    Management Division, CIBC

P.D. McFarlane                      Senior Vice-President, Special                  CCW-6
                                    Loans, Risk Management Division,
                                    CIBC

D.G. McMullen                       Senior Vice-President & Chief                   145 King Street West,
                                    Financial Officer, CIBC                         Suite 2800
                                    Development Corporation

S.M. McNair                         Senior Vice-President, Greater                  CCN-30
                                    Toronto Area Region, Personal
                                    and Commercial Bank, CIBC



                               Page 45 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

     Name                                    Position                                Business Address
-------------------------           ----------------------------------          ----------------------------

K.W. McNeil                         President & Chief Operating                     5150 Spectrum Way, Suite
                                    Officer, CIBC General Insurance                 300, Mississauga, Ontario
                                    Company Limited and President &                 L4W 5G8
                                    Chief Operating Officer, The
                                    Personal Insurance Company and
                                    Vice-President, Personal and
                                    Commercial Bank, CIBC

J. Mendelsohn                       Senior Vice-President and Chief                 CCW-51
                                    Economist, Risk Management
                                    Division, CIBC

P.D. Meredith                       Executive Vice-President,                       CCW-5
                                    Strategy Development, CIBC

J.P. Miles                          Senior Vice-President & Chief                   CCW-4
                                    Purchasing Officer,
                                    Administration and Finance
                                    Group,
                                    CIBC

Y.J. Mirza                          Executive Vice-President, Asia                  16, Collyer Quay, #04-02
                                    Pacific, Investment and Corporate               Singapore 0104
                                    Bank, CIBC

D.E. Moffatt                        Senior Vice-President, Electronic               Atrium-on-Bay, 20 Dundas
                                    Banking, Personal and                           Street West, 12th Floor
                                    Commercial Bank, CIBC

R. J. Munch                         Senior Vice-President, Energy and               Commerce Place, 425
                                    Natural Resources, Investment and               Lexington Avenue, New
                                    Corporate Bank, CIBC                            York, NY, USA 10017-
                                                                                    3903

B. G. Napier                        Executive Vice-President,                       CCW-5
                                    Operations and Technology,
                                    Personal and Commercial Bank,
                                    CIBC

M. J. O'Leary                       Executive Vice-President,                       CCW-7
                                    Investment and Corporate Bank,
                                    CIBC

R. J. Panet-Raymond                 Senior Vice-President, Quebec,                  C.P. 6003, Succursale A,
                                    Commercial and Corporate                        Montreal, Quebec H3C
                                    Banking, CIBC                                   3B2

J. C. Pattison                      Senior Vice-President,                          CCW-15
                                    Compliance, Legal Division,
                                    Corporate Governance Group,
                                    CIBC



                               Page 46 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

     Name                                    Position                                Business Address
-------------------------           ----------------------------------          ----------------------------

M. B. Pedersen                      Executive Vice-President, Branch                CCW-4
                                    Banking, Personal and
                                    Commercial Bank, CIBC

G. A. Petit                         Senior Vice-President, Quebec,                  C.P. 6003, Succursale A,
                                    Personal and Commercial Bank,                   Montreal, Quebec H3C
                                    CIBC                                            3B2

D. W. Potvin                        Senior Vice-President, Western                  Commerce Place, 5th Floor
                                    Canada, Commercial and                          400 Burrard Street,
                                    Corporate Banking, CIBC                         Vancouver, B.C., V6C 3A6

B. E. Quinlan                       Senior Vice-President and                       CCW-15
                                    Associate General Counsel, Legal
                                    Division, Corporate Governance
                                    Group, CIBC

S. Ramani                           Senior Vice-President and Chief                 CCW-45
                                    Inspector, Internal Audit and
                                    Corporate Security, Corporate
                                    Governance Group, CIBC

B. A. Renihan                       Senior Vice-President and                       CCN-4
                                    Controller, Administration and
                                    Finance Group, CIBC

D. W. Roberts                       Senior Vice-President, Commercial               CCN-25
                                    Banking, Mid Market Team
                                    Leader, Personal and Commercial
                                    Bank, CIBC

P. D. Rogers                        Vice-President & Director, CIBC                 161 Bay-5
                                    Wood Gundy Securities Inc. and
                                    Senior Vice-President, Investment
                                    and Corporate Bank, CIBC

R. K. Shaughnessy                   Senior Vice-President, Delivery                 CCW-4
                                    Network, Personal and
                                    Commercial Bank, CIBC

J. D. Shore                         Senior Vice-President, B.C. and                 400 Burrard Street, 5th
                                    Yukon, Personal and Commercial                  Floor, Vancouver, B.C.
                                    Bank, CIBC                                      V6C 3A6

J. M. Singleton                     Executive Vice-President and                    Commerce Place, 425
                                    Chief Administrative Officer,                   Lexington Avenue, New
                                    Investment and Corporate Bank,                  York, N.Y. USA 10017-
                                    CIBC                                            3903

C. E. Smith                         Senior Vice-President, Branch                   CCW-4
                                    Banking, Personal and
                                    Commercial Bank, CIBC



                               Page 47 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

     Name                                    Position                                Business Address
-------------------------           ----------------------------------          ----------------------------

R. A. Stansfield                    Senior Vice-President, Greater                  CCW-9
                                    Toronto Commercial Banking,
                                    Personal and Commercial Bank,
                                    CIBC

D. W. Stephenson                    Senior Vice-President, CIBC and                 Enfield House, First Floor,
                                    Managing Director, CIBC                         Upper Collymore Rock, St.
                                    Offshore Banking Services                       Michael, Barbados
                                    Corporation

T. A. Strong                        Senior Vice-President, Projects,                750 Law E-5
                                    Operations and Technology,
                                    Personal and Commercial Bank,
                                    CIBC

P. P. Tulloch                       Senior Vice-President, Investment               Asia Operations Office
                                    and Corporate Bank, CIBC                        10th Floor, China Building,
                                                                                    29 Queen's Road, Central
                                                                                    Hong Kong (Transit 08286)

R. E. Venn                          Chairman & Chief Executive                      161 Bay-6
                                    Officer, CIBC Wood Gundy
                                    Securities Inc. and Executive
                                    Vice-President, Investment and
                                    Corporate Bank, CIBC

P. J. Vessey                        Executive Vice-President, Personal              CCW-4
                                    Lending Products, Personal and
                                    Commercial Bank, CIBC

W. A. Wasson                        President & Chief Officer, CIBC                 2 Robert Speck Pkwy.,
                                    Finance Inc. and Senior Vice-                   Mississauga, Ontario L4Z
                                    President, Personal and                         1H8
                                    Commercial Bank, CIBC

D. S. Weinberg                      President, CIBC Development                     145 King Street West,
                                    Corporation                                     Suite 2800



                                   Directors*

----------
*    The CIBC Reporting Persons believe that each of the following  persons has as his or her country of citizenship the country in which the principal business office of such person is located.



                               Page 48 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                             Principal Occupation or Employment;
Name                           Business or Residence Address
-------                      --------------------------------------

Douglas E. Bassett           President and Chief Executive Officer
                             Baton Broadcasting Incorporated
                             Toronto, Ontario, Canada

Jalynn H. Bennett            President
                             Jalynn H. Bennett and Associates Ltd.
                             Toronto, Ontario, Canada

Hon. Conrad M. Black         Chairman
                             Argus Corporation Limited
                             London, England

Bertrand P. Collomb          Chairman and Chief Executive Officer
                             Lafarge
                             Paris, France

Hon. William G. Davis        Counsel
                             Tory Tory DesLauriers & Binnington
                             Toronto, Ontario, Canada

Pat M. Dalbridge             President
                             PDA Partners Inc.
                             Toronto, Ontario, Canada

E.L. Donogan                 Partner
                             Blake, Cassals & Graydon
                             Toronto, Ontario, Canada

William L. Duke              Farmer
                             Redvers,
                             Saskatchewan, Canada

Ivan E.H. Duvar              Chairman
                             Maritime Telegraph & Telephone Company, Limited
                             Halifax, Nova Scotia, Canada

William A. Etherington       General Manager
                             Worldwide Industries
                             IBM Corporation
                             Greenwich, Connecticut, U.S.A.

A.L. Flood                   Chairman and Chief Executive Officer
                             CIBC
                             Toronto, Ontario, Canada

Margot A. Franssen           President
                             The Body Shop
                             Toronto, Ontario, Canada


                               Page 49 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                             Principal Occupation or Employment;
Name                           Business or Residence Address
-------                      --------------------------------------

R.D. Fullerton               Chairman
                             Executive Committee
                             CIBC
                             Toronto, Ontario, Canada

Hon. James A. Grant          Partner
                             Stikeman, Elliott
                             Montreal, Quebec, Canada

Richard F. Haskayne          Chairman of the Board
                             Nova Corporation
                             Calgary, Alberta, Canada

Albert E.P. Hickman          Chairman and President
                             Hickman Motors Limited
                             St. John's, Newfoundland, Canada

John S. Hunkia               President
                             CIBC Wood Gundy
                             CIBC
                             Toronto, Ontario, Canada

William James                President and Chief Executive Officer
                             Inmet Mining Corporation
                             Toronto, Ontario, Canada

Helgar Juge                  President
                             Personal and Commercial Bank
                             CIBC
                             Toronto, Ontario, Canada

Maria-Jesir Kravis           Fellow
                             Hudson Institute Inc.
                             New York, New York, U.S.A.

Maurice LaClair              Company Director
                             Montreal, Quebec, Canada

Hon. Pearl McGonigal         Company Director
                             Winnipeg, Manitoba, Canada

W. Darcy McKeough            Chairman
                             McKeough Investments Ltd.
                             Chatham, Ontario, Canada

Stanley A. Milner            President and Chief Executive Officer
                             Chieftain International, Inc.
                             Edmonton, Alberta, Canada


                               Page 50 of 51 Pages

                                  SCHEDULE 13D
                                  ------------

Issuer:  Innotech, Inc.                              CUSIP Number:  45766M 10 0
--------------------------------------------------------------------------------

                             Principal Occupation or Employment;
Name                           Business or Residence Address
-------                      --------------------------------------

Arnold Nalmark               Past President
                             The University of Manitoba
                             Director
                             Centre for the Advancement of Medicine
                             Winnipeg, Manitoba, Canada

Michael E.J. Phelps          Chairman and Chief Executive Officer
                             Westcoast Energy Inc.
                             Vancouver, British Columbia, Canada

Alfred Powis                 Director
                             Noranda Inc.
                             Toronto, Ontario, Canada

Barbara J. Rae               Former Chairman, President and Chief
                             Executive Officer ADIA Canada Ltd.
                             Vancouver, British Columbia, Canada

Sir Neil Shaw                Chairman
                             Tate & Lyle PLC
                             London, England

Raymond V. Smith             Chairman of the Board
                             MacMillan Bloedel Limited
                             Vancouver, British Columbia, Canada

John S. Walton               Chairman
                             Endeavour Financial Corporation
                             Victoria, British Columbia, Canada

W. Galen Weston              Chairman and President
                             George Weston Limited
                             Toronto, Ontario, Canada

Peter N.T. Widdrington       Chairman
                             Laidlaw Inc.
                             London, Ontario, Canada


                               Page 51 of 51 Pages